Exhibit 7.02
Apollo Management
9 West 57th Street, 41st Floor
New York, New York 10019
212.515.3200 Fax 212.515.3251
April 3, 2009
Board of Directors
Legacy Reserves LP
303 W. Wall, Suite 1400
Midland, Texas 79701
Gentlemen:
Apollo Management VII, LP (“Apollo Management”) is pleased to present to you a proposal whereby an entity to be formed by certain private investment funds managed by Apollo Management (the “Apollo Funds”) would acquire all of the outstanding units of Legacy Reserves LP (the “Partnership”) at a cash purchase price of $14.00 per unit, subject to adjustment for any distributions paid to the Partnership’s limited partners (the “Transaction”).
We believe that our proposal is fair and in the best interest of the Partnership and its public unitholders and the unitholders will find our proposal attractive. The proposed purchase price represents a premium of 42% over the closing price of the Partnership’s units on April 2, 2009 and a premium of 51% over the average closing price of the units over the last 30 trading days. The Transaction would be structured in the form of a merger of the Partnership with our to be formed entity.
We plan that the Partnership’s management and employees will remain in place following the transaction proposed in this letter. Cary D. Brown, Chief Executive Officer of the Partnership, and his senior management team have informed us that if the Board of Directors approves the Transaction, they expect to support the approved Transaction and invest with us in the acquisition of the Partnership.
Apollo Management is an affiliate of Apollo Global Management, LLC (“Apollo”), a global alternative asset manager with more than 190 investment professionals who invest and manage private equity funds on behalf of a group of institutional and individual investors, including its principals. Apollo manages approximately US$41.5 billion of assets and Apollo’s private equity Fund VII has approximately US$14.7 billion in committed equity capital. Accordingly, Apollo Management and the Apollo Funds have the professional and financial resources to complete the Transaction in an expedited manner. To that end, we can quickly provide you with drafts of the legal documentation, including a draft merger agreement, necessary for the consummation of the Transaction.
We expect that your conflicts committee of independent directors will promptly consider our proposal on behalf of the Partnership’s public unitholders with its own legal and financial advisors to assist in its review. We believe our proposal to be extremely attractive for the Partnership in today’s economic climate and energy markets and we would welcome the opportunity to present our proposal to the conflicts committee and its advisors as soon as possible.
Of course, no binding obligation on the part of the Partnership or us shall arise with respect to the proposal or the Transaction unless and until such time as definitive documentation satisfactory to us and recommended by the conflicts committee and approved by the Board of Directors is executed and delivered.
Our entire team looks forward to working with the conflicts committee and its legal and financial advisors to complete a Transaction that is attractive to the Partnership’s public unitholders. Should you have any questions, please contact us.

Sincerely, Apollo Management VII, LP
By:	AIF VII Management, LLC, its general partner

By:	/s/ John Suydam
John Suydam
Vice President